Exhibit 99.1

VIQ Solutions Awarded U.S. Patent for Artificial Intelligence Innovation Strengthening Its Technology Portfolio

Patent Covers Ten Unique Aspects of VIQ’s Proprietary aiAssist™ Multi-Tenant Automated Workflow and Analysis Platform

PHOENIX, ARIZONA, February 8, 2022 – VIQ Solutions Inc. (“VIQ”, “VIQ Solutions” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced the United States Patent and Trademark Office (USPTO) has granted a patent for its Parallel Processing Framework for Voice to Text Digital Media. This patent recognizes innovative and fundamental methods for extracting critical information from multi-speaker, multi-channel business interactions recorded on digital media.

Consistent with the Company's strategy of leveraging market-specific scalable, AI architecture to gain insights and create efficiencies driving incremental value, these AI methods take advantage of technology algorithms best suited for speech to text transformation. The patent protects ten unique aspects of VIQ’s innovative aiAssist processing designs and the proprietary Parallel Processing Framework for Voice to Text Digital Media.

“This patent is a foundational element of how we harness innovative proprietary technologies powering our end-to-end solution suite,” said Susan Sumner, President and COO, VIQ Solutions. “Our approach to manage, convert, and analyze large volumes of audio and visual content is unique, reaching beyond just speech to text, which is a commodity, and uses intelligence to produce accurate, useable evidentiary documentation which is essential in the markets we serve.”

The patent acknowledges techniques developed by VIQ to address the many challenges of audio to text transcriptions, including language and dialect detection, identification of industry-specific lexicon, user-specific dictionaries, and speaker diarization, as well as the mechanisms to learn progressively from repeated usage, resulting in an AI-generated draft transcript for review by an editor.

“Building innovative solutions that improve the usability of technology is how we deliver value to our clients,” said Elizabeth Vanneste, VP Product and Strategy, VIQ Solutions. “We will continue to drive innovation leveraging our patented technology and platforms to increase revenue, market share and expand into additional evidentiary based verticals.”

As global markets expand, the need for real-time, highly accurate, multi-language, multipurpose documentation is accelerating. From courtrooms and other government events to insurance claims, corporate and media events, immediate access to data and the ability to quickly view, manage, and make decisions, is mission critical.

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions	Ph. 1-914-598-7733

Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, VIQ’s objectives, the benefits to the patent and the Company’s plans continue to drive innovation to increase revenue, market share and expand into additional evidentiary based verticals.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, [the Company’s recent initiatives, and that sales and prospects may provide incremental value for shareholders]. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s base shelf prospectus dated June 10, 2021 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.